Exhibit 99.1

WEBUY GLOBAL LTD. Launches Premium Travel Brand “Altitude,” Drives around US$400K in Opening Sales

Singapore — February 18, 2026 — WEBUY GLOBAL LTD. (Nasdaq: WBUY) (“Webuy” or the “Company”), a technology-driven travel and lifestyle platform, today announced the successful launch of Altitude, its new AI-powered premium travel advisory brand. Altitude officially held its grand opening on January 26, 2026.

Following its launch, Altitude generated approximately US$400,000 in travel bookings, demonstrating early market demand for its next-generation, technology-enabled travel experience platform.

Immersive Technology Meets AI-Driven Travel Inspiration

Altitude is designed to transform how travellers discover and plan journeys by combining:

●	Immersive 4D experience screens that allow customers to step virtually into destinations before booking

●	AI-driven personalisation tools that match traveller preferences with curated destinations and itineraries

●	Inspiration-led digital engagement, shifting travel planning from transactional booking to experiential discovery

“Today’s travellers don’t just want information — they want inspiration,” said Bin Xue, CEO of WEBUY GLOBAL LTD. “Altitude blends immersive visual technology with AI-powered insights to elevate travel planning beyond traditional booking.”

Rising Demand for Outbound and Premium Travel

Outbound travel from Singapore continues to show strong momentum. In 2023, Singapore residents made approximately 9.8 million outbound trips, recovering to about 92% of pre-pandemic levels, while average expenditure per trip rose roughly 24% compared to pre-COVID levels — reflecting a growing willingness to spend on overseas travel.

Luxury travel spending grew by approximately 37%, and about 73% of Singaporean travellers indicated plans to increase international travel spending, highlighting rising demand for premium and experience-driven journeys.

These trends support a favourable market environment for technology-enabled, high-value travel services such as Altitude.

Scalable, Technology-Enabled Growth Model

Altitude’s model is designed to be:

●	Technology-driven and asset-light

●	Scalable across major gateway cities

●	Aligned with rising demand for experiential and personalised travel

By integrating immersive visual experiences and AI-powered recommendations, Webuy aims to establish Altitude as a next-generation platform redefining how travellers explore the world.

About WEBUY GLOBAL LTD.

WEBUY GLOBAL LTD. (Nasdaq: WBUY) is a technology-driven platform transforming social commerce and travel services across Southeast Asia. The Company provides curated travel experiences, cross-border tour services, and region-wide travel solutions for customers in Indonesia, Singapore, and international markets. Webuy is focused on building an integrated travel ecosystem powered by innovation, service quality, and regional partnerships.

For more information, visit www.webuy.global.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports its files with the U.S. Securities and Exchange Commission (the “Commission”) before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor & Media Contact:

WEBUY GLOBAL LTD

Email: ir@webuy.global